UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 7, 2009 (December 31, 2008)



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Description of Modifications to Compensatory Arrangements

On December 31, 2008, Alliance One International, Inc. (the "Company") amended and restated to the employment agreements of two of its executive officers, Robert E. Harrison and Henry C. Babb, Jr., and adopted the Standard Commercial Corporation Supplemental Retirement Plan, as Amended and Restated for Benefits Accrued After 2004 (the "Standard Commercial 409A Plan"). In addition to technical changes to comply with Section 409A of the Internal Revenue Code, the changes effected by the amendment and restatement of Mr. Harrison's employment agreement:

- updated the minimum annual salary to be paid to Mr. Harrison to his current annual salary of $650,000, and
- updated the position in which he is to serve to President and Chief Executive Officer from President and Chief Operating Officer.

In addition to technical changes to comply with Section 409A of the Internal Revenue Code, the changes effected by the amendment and restatement of Mr. Babb's employment agreement:

- updated the minimum annual salary to be paid to Mr. Babb to his current annual salary of $300,000, and
- in light of the previously disclosed termination of his change-in-control agreement effective November 4, 2008, revised the change-in-control provisions of his employment agreement which had been superseded by the change-in-control agreement to include a double-trigger provision, as had been included in the terminated change-in-control agreement, to replace the single-trigger provision that had been in his employment agreement.

The Standard Commercial 409A Plan provides for the payment of accrued benefits under the Standard Commercial Corporation Supplemental Retirement Plan, other than benefits that were in pay status as of December 31, 2008, at times and pursuant to procedures intended to comply with Section 409A of the Internal Revenue Code. The Standard Commercial Corporation Supplemental Retirement Plan had been frozen effective December 31, 2005. The Standard Commercial 409A Plan is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Description of Employment Agreements as Modified

The following summarizes the terms of these employment agreements as amended and restated. Mr. Harrison's and Mr. Babb's amended and restated employment agreements are filed as Exhibits 10.2 and 10.3, respectively, hereto and are incorporated by reference herein.

Harrison Employment Agreement

As amended and restated, Mr. Harrison's employment agreement has an initial term expiring on May 31, 2010 subject to automatic annual renewals thereafter absent notice of non-renewal delivered by either the Company or Mr. Harrison at least one year in advance. Mr. Harrison is to be employed as the Company's President and Chief Executive Officer with an annual salary of at least $650,000 and participation in the Company's annual bonus plan, with a bonus at target performance levels equal to at least 75% of his salary and a bonus at maximum performance levels of at least 200% of his salary.

If Mr. Harrison's employment is terminated by the Company without cause or if Mr. Harrison separates from employment with "good reason," he will be entitled to receive a lump sum equal to twice (or, if such termination or separation occurs within 24 months after a change in control, three times) his annual base salary and target bonus amount (or, if higher, the average bonus for the two prior fiscal years), as well as accelerated vesting of equity, and continued participation in the Company's executive medical plan for 30 months (36 months, if such termination or separation occurs within 24 months after a change in control) or payments, including a gross-up for taxes, to permit equivalent medical coverage for that period. The employment agreement requires the Company to "gross up" this payment for excise taxes that may be imposed to the extent that this termination payment is treated as an excess parachute payment under Section 280G of the Internal Revenue Code. If Mr. Harrison's employment is terminated by the Company with cause or he separates from employment without good reason, the Company is obligated to pay compensation and benefits only to the date of termination or separation. "Good reason" is defined to include any of the following events occurring within six months prior to a separation of employment: a material breach of the agreement by the Company, a material diminution or material adverse change in the Mr. Harrison's duties, functions, responsibilities or authority, a material reduction in salary or annual incentive opportunities or benefits, or the failure of the Company's shareholders to reelect Mr. Harrison to the board of directors.

Alliance One International, Inc.

Mr. Harrison's agreement also contains a world-wide non-competition provision for three years following termination of employment other than a termination by the Company without cause or by Mr. Harrison with good reason. In addition, he is subject to a prohibition on solicitation of Alliance One's employees, customers and vendors for a period of one year after any termination or separation of employment.

Babb Employment Agreement

As amended and restated, Mr. Babb's employment agreement provides that he is employed as the Company's Senior Vice President—Chief Legal Officer and Secretary, with an annual salary of $300,000 and the right to participate in the Company's benefit programs for executive officers. If Mr. Babb's employment is terminated by the Company without cause or if Mr. Babb separates from employment following a change in control of the Company in which he is not offered "acceptable employment," the Company is required to continue to pay, for a period of two years, his salary at the then current rate in monthly installments and Mr. Babb is entitled to continue to participate in the Company's executive medical plan for that two-year period or to receive payments, including a gross-up for taxes, to permit equivalent medical coverage for that period.

ITEM 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit No.	Description
10.1	Standard Commercial Corporation Supplemental Retirement Plan, as Amended and Restated for Benefits Accrued After 2004.
10.2	Amended and Restated Employment Agreement dated as of December 31, 2008 between Alliance One International, Inc. and Robert E. Harrison.
10.3	Amended and Restated Employment Agreement dated as of December 31, 2008 between Henry C. Babb, Jr. and Alliance One International, Inc.

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 7, 2009

Alliance One International, Inc.
Registrant

 /s/ Robert A. Sheets
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Robert A. Sheets
Executive Vice President & Chief Financial Officer

Alliance One International, Inc.

INDEX TO EXHIBITS

Exhibit No.	**Description**	**Page No.**
10.1	Standard Commercial Corporation Supplemental Retirement Plan, as Amended and Restated for Benefits Accrued After 2004………………………….	6 - 14
10.2	Amended and Restated Employment Agreement dated as of December 31, 2008 between Alliance One International, Inc. and Robert E. Harrison…………….	15 – 31
10.3	Amended and Restated Employment Agreement dated as of December 31, 2008 between Henry C. Babb, Jr. and Alliance One International, Inc……………………	32 - 40